3-22-05

SECURI[TIES AND EXCHANGE COMM]ISSION

05039936

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED MAR 01 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 202

SEC FILE NUMBER
8- 46459

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saunders Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
(No. and Street)

PROCESSED MAR 23 2005 THOMSON FINANCIAL

Midlothian, VA 23112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Mark Saunders, President (804) 320-8800
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree & Cook, LLP
(Name - *if individual, state last, first, middle name)*

5206 Markel Road, Suite 101B Richmond, VA 23230
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 3-22-05

3/21/05

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, H. Mark Saunders, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Discount Brokerage, Inc., as of **December 31, 2004,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

PAUL A. SAUNDERS
COMMONWEALTH OF VIRGINIA
NOTARY PUBLIC

Signature

PRESIDENT

Title

Notary Public

My Commission Expires October 31, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Saunders Discount Brokerage, Inc.

## Statement of Financial Condition

## December 31, 2004

Filed as public information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

## Contents

MEADOWS URQUHART
ACREE & COOK, LLP
Certified Public Accountants

KELLI P. MEADOWS, CPA
DOUGLAS A. URQUHART, CPA
DAVID C. ACREE, CPA
SHANNON W. COOK, CPA

CONTINENTAL BUILDING
5206 MARKEL ROAD, SUITE 101B
RICHMOND, VIRGINIA 23230

TELEPHONE (804) 249-5786
FACSIMILE (804) 249-5781

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

**Independent Auditor's Report**

To the Stockholder
Saunders Discount Brokerage, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Saunders Discount Brokerage, Inc. (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saunders Discount Brokerage, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree & Cook, LLP

February 23, 2005

Saunders Discount Brokerage, Inc.

**Statement of Financial Condition**
**December 31, 2004**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 4,528 |
| Commissions receivable | | 25,655 |
| Furniture and equipment, at cost, less accumulated depreciation of $7,110 | | 1,374 |
| **Total assets** | $ | 31,557 |
| | | |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Accrued expenses | $ | 5,257 |
| Payroll liabilities | | 15,169 |
| **Total liabilities** | | 20,426 |
| | | |
| Stockholder's Equity | | |
| Common stock, $5 par value, 10,000 shares authorized; 2,000 shares issued and outstanding | | 10,000 |
| Additional paid-in capital | | 51,500 |
| Accumulated deficit | | (50,369) |
| | | 11,131 |
| **Total liabilities and stockholder's equity** | $ | 31,557 |

See Notes to Statement of Financial Condition.

Saunders Discount Brokerage, Inc.

Notes to Statement of Financial Condition

## Note 1—Nature of Business and Significant Accounting Policies

Nature of business: As a broker and dealer in securities, Saunders Discount Brokerage, Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and operates in the Richmond, Virginia metropolitan area. The Company also engages in the sale of insurance products as an agency or broker.

The Company transacts subscription applications for mutual funds received in connection with its mutual fund business with the mutual fund company. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) of the Securities and Exchange Commission in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

A summary of significant accounting policies is as follows:

Income taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay Federal and State corporate income taxes on its corporate income. Instead, the Company's income is included in the income of its stockholder for Federal and State income tax purposes.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had a net capital and required net capital of $9,757 and $5,000, respectively. The Company's net capital ratio was 2.09 to 1.

## Note 3—Major Customers

The Company has three major customers, with each being greater than 10% of revenues.